Exhibit 4.5

DESCRIPTION OF COMMON UNITS AND SERIES A PREFERRED UNITS

The Common Units and Series A Preferred Units

The common units and Series A Preferred Units represent limited partner interests in us that entitle the holders to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, Series A Preferred Units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please see “The Partnership Agreement.”

The Series A Preferred are traded on Nasdaq under the symbol “BKEPP” and our common units are traded on the Nasdaq under the symbol “BKEP.” The Series A Preferred Units have no stated maturity, are not subject to mandatory redemptions or to any sinking fund requirements, and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into common units.

Transfer of Units

By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units or Series A Preferred Units shall be admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power, and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units or Series A Preferred Units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit or Series A Preferred Units as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Series A Preferred Units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek to become a substituted limited partner in our partnership for the transferred common units or Series A Preferred Units subject to the conditions of, and in the manner provided under, our partnership agreement.

Until a common unit or Series A Preferred Unit has been transferred and recorded on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of units and, upon the request of our general partner, existing holders of our units to certify that they are Eligible Holders (as defined below). The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under Federal Energy Regulatory Commission, or FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units and Series A Preferred Units will be required to certify, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

In the event that this notice is given by our general partner, which we refer to as a FERC Notice, transfers of a unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed tax certification.

Following a FERC Notice, a transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a tax certification. We are entitled to treat the nominee holder of a unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Following a FERC Notice, in addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a limited partner in our partnership for the transferred units. A purchaser or transferee of units who does not execute and deliver a properly completed tax certification obtains only:

•	the right to assign the common unit or Series A Preferred Unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a limited partner in our partnership for the transferred common units or Series A Preferred Units.

As a result, following a FERC Notice, a purchaser or transferee of units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units and Series A Preferred Units; and

•	will have no voting rights,

unless the units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a tax certification as to itself and any beneficial holders.

Conversion of Series A Preferred Units

The Series A Preferred Units are convertible in whole or in part into common units at the holder’s election at any time on a basis of one common unit for each Series A Preferred Unit (subject to customary anti-dilution adjustments). Any conversion of a Series A Preferred Unit at a holder’s election will be effective as of the last day of the calendar quarter in which a conversion notice is delivered by such converting unitholder.

The Series A Preferred Units are convertible in whole, but not in part, into common units at our option at any time when any of the following occurs:

•

9,156,484 Series A Preferred Units are converted into common units by the holders thereof pursuant to the rights described in the preceding paragraph and there does not exist any accrued but unpaid distributions on such Series A Preferred Units;

•

the distribution on a Series A Preferred Unit on an “as-converted” basis (i.e., the actual distribution on a common unit multiplied by the number of common units that a Series A Preferred Unit is convertible into) is equal to or greater than the distribution on a Series A Preferred Unit for two consecutive quarters at a time that there does not exist any accrued but unpaid distributions on such Series A Preferred Units; or

•

(i) the daily volume-weighted average trading price of our common units on the national securities exchange on which the common units are listed or admitted to trading is greater than $8.45 for twenty out of the trailing thirty trading days ending two trading days before we furnish notice of conversion and (ii) the average trading volume of our common units on such national securities exchange has exceeded 20,000 common units for twenty out of the trailing thirty trading days ending two trading days before we furnish notice of conversion.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional units. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

Below is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding common units, Series A Preferred Units (voting on an as if converted basis) and Class B units, if any, voting as a class.

In voting their common units, Series A Preferred Units and Class B units, if any, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

The Series A Preferred Units have voting rights that are identical to the voting rights of common units and vote with the common units as a single class, so that each Series A Preferred Unit is entitled to one vote for each common unit into which such Series A Preferred Unit is convertible on each matter with respect to which each common unit is entitled to vote. In addition, the approval of a majority of the Series A Preferred Units, voting separately as a class, is necessary on any matter that adversely affects any of the rights of the Series A Preferred Units or amends or modifies the terms of the Series A Preferred Units in any material respect or affects the holders of the Series A Preferred Units disproportionately in relation to the holders of common units, including, without limitation, any action that would (i) reduce the distribution amount to the Series A Preferred Units or change the time or form of payment of distributions, (ii) reduce the amount payable to the Series A Preferred Units upon the liquidation of our partnership, (iii) modify the conditions relating to the conversion of the Series A Preferred Units or (iv) issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units or issue any additional Series A Preferred Units.

Matter	Vote Requirement
Issuance of additional common units or units of equal or junior rank to the common units	No approval right.

Issuance of units senior to the common units

No approval with respect to the common unitholders. We need the consent of a majority of the outstanding Series A Preferred Units to issue any additional Series A Preferred Units or issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority.

Matter	Vote Requirement
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances.

Dissolution of our partnership	Unit majority.

Continuation of our business upon dissolution	Unit majority.

Withdrawal of the general partner	No approval required.

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates.

Transfer of the general partner interest	No approval required.

Transfer of incentive distribution rights	No approval required.

Transfer of ownership interests in our general partner	No approval required at any time.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in a number of states and we may have subsidiaries that conduct business in additional states in the future. Maintenance of our limited liability as a limited partner of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders, except that we will need the consent of a majority of the outstanding Series A Preferred Units to issue any additional Series A Preferred Units or issue any equity security that, with respect to distributions or rights upon liquidation, ranks equal to or senior to the Series A Preferred Units.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its general partner interest in us. Our general partner’s interest in us will be reduced if we issue additional units in the future (other than issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership securities.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Non-Taxpaying Assignees; Redemption

Our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and Series A Preferred Units and, upon the request of our general partner, existing holders of our common units and Series A Preferred Units to certify that they are Eligible Holders. The purpose of these certification procedures would be to enable us to utilize a federal income tax expense as a component of the pipeline’s cost of service upon which tariffs may be established under FERC rate making policies applicable to entities that pass-through their taxable income to their owners. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. If these tax certification procedures are implemented, transferees of common units and Series A Preferred Units will be required to certify and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

If, following institution of the certification procedures by our general partner, unitholders:

•	fail to furnish a transfer application containing the required certification;

•	fail to furnish a re-certification containing the required certification within 30 days after request; or

•	are unable to provide a certification to the effect set forth in one of the two bullet points in the second preceding paragraph; then we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by any such unitholder by giving written notice of redemption to such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be equal to the lesser of the price paid by such unitholder for the relevant unit and the current market price as of the date of redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state, or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship, or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship, or related status. If a limited partner fails to furnish information about his nationality, citizenship, or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash. Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Minimum Quarterly Distribution. We will distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.11 per unit, or $0.44 per unit annually, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

There is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter in the future. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. The board of directors of our general partner will have broad discretion to establish cash reserves for the proper conduct of our business and for future distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. In addition, our cash distribution policy is subject to restrictions on distributions under our amended credit facility. Specifically, the agreement related to our amended credit facility contains material financial tests and covenants that we must satisfy.

General Partner Interest and Incentive Distribution Rights. As of September 30, 2017, our general partner is entitled to approximately 1.6% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of approximately 49.6%, of the cash we distribute from operating surplus (as defined below) in excess of $0.1265 per common unit per quarter. The maximum distribution of approximately 49.6% includes distributions paid to our general partner in respect of its general partner interest and assumes that our general partner maintains its general partner interest at approximately 1.6%. The maximum distribution of approximately 49.6% does not include any distributions that our general partner may receive on Series A Preferred Units or common units that it may own. Please see “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. For any period operating surplus generally means:

•

an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•

all of our cash receipts, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions received or (5) corporate reorganizations or restructurings (provided that cash receipts from the termination of a commodity hedge or interest rate swap prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the scheduled life of such commodity hedge or interest rate swap); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to above; less

•	all of our operating expenditures (as defined below); less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Operating expenditures generally means all of our expenditures, including, but not limited to, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital improvement expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Maintenance capital expenditures include expenditures required to maintain equipment reliability, storage and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures represent capital expenditures made to expand or to increase the efficiency of the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operational and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus. Capital surplus will typically be generated only by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets;

•	capital contributions received; and

•	corporate reorganizations or restructurings.

Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash as coming from operating surplus until the sum of all available cash distributed since the closing of our initial public offering equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to two times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. The basket amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. If we were to increase our quarterly distribution amount during a period when our operating surplus actually generated from our operations had not increased by a corresponding amount, or if we were to maintain our quarterly distribution amount when our operating surplus generated from our operations had declined, by using these provisions we could use cash from non-operating sources, such as asset sales, issuances of securities and borrowings, to make distributions substantially in excess of actual cash generated by our business. These types of distributions could deteriorate our capital base, which could have a material adverse effect on our ability to make future distributions to our unitholders. In addition, these provisions could enable our general partner, if it so chooses, to receive distributions on its incentive distribution rights that would normally be treated as distributions from capital surplus and to which our general partner would not otherwise be entitled if we did not have sufficient available cash from operating surplus to make such distributions. We do not anticipate that we will make any distributions from capital surplus.

Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less
•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus

Our partnership agreement requires that we make distributions of available cash from operating surplus in the following manner:

•

first, 98.4% to the holders of Series A Preferred Units, pro rata, and 1.6% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to $0.17875 per unit (the “Series A Quarterly Distribution Amount”) for that quarter;

•

second, 98.4% to the holders of Series A Preferred Units, pro rata, and 1.6% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to any arrearages in the payment of the Series A Quarterly Distribution Amount for any prior quarters;

•

third, 98.4% to all common unitholders and Class B unitholders, pro rata, and 1.6% to our general partner, until we distribute for each outstanding common unit and Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 1.6% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner will be entitled to an approximate 1.6% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its approximate 1.6% general partner interest if we issue additional units. Our general partner’s approximate 1.6% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its then current general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its then current general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its approximate 1.6% general partner’s interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the holders of our Series A Preferred Units in an amount equal to the Series A Quarterly Distribution Amount;

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we have distributed available cash from operating surplus to the holders of our Series A Preferred Units in an amount necessary to eliminate any cumulative arrearages in the payment of the Series A Quarterly Distribution Amount; and

•	we have distributed available cash from operating surplus to the common units and Class B units in an amount equal to the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

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first, 98.4% to all unitholders holding common units or Class B units, pro rata, and 1.6% to the general partner, until each unitholder receives a total of $0.1265 per unit for that quarter (the “first target distribution”);

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second, 85.4% to all unitholders holding common units or Class B units, pro rata, and 14.6% to the general partner, until each unitholder receives a total of $0.1375 per unit for that quarter (the “second target distribution”);

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third, 75.4% to all unitholders holding common units or Class B units, pro rata, and 24.6% to the general partner, until each unitholder receives a total of $0.1825 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.4% to all unitholders holding common units or Class B units, pro rata, and 49.6% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised without approval of our unitholders or the conflicts committee of our general partner, at any time when we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

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first, 98.4% to all unitholders holding common units or Class B units, pro rata, and 1.6% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

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second, 85.4% to all unitholders holding common units or Class B units, pro rata, and 14.6% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

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third, 75.4% to all unitholders holding common units or Class B units, pro rata, and 24.6% to our general partner, until each unitholder receives an amount per unit equal to 166% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50.4% to all unitholders holding common units or Class B units, pro rata, and 49.6% to our general partner.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

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first, 98.4% to the holders of our Series A Preferred Units, pro rata, and 1.6% to our general partner, until we distribute for each outstanding Series A Preferred Unit an amount equal to any unpaid arrearages in the payment of the Series A Quarterly Distribution Amount;

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second, 98.4% to all unitholders, pro rata, and 1.6% to our general partner, until a hypothetical holder of a common unit acquired on the original offering date has received with respect to such common unit, an amount of available cash from capital surplus equal to the initial public offering price per common unit; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50.4% being paid to the holders of units and 49.6% to our general partner. The percentage interests shown for our general partner include its approximate 1.6% general partner interest and assume our general partner has not transferred the incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Series A Preferred Units to a preference over the holders of outstanding common units upon our liquidation, to the extent required to permit the holders of our Series A Preferred Units to receive an amount equal to the Series A Liquidation Value (which generally equals the unrecovered Series A Issue Price of $6.50 per unit, plus the Series A Distribution Amount of $0.17875 per unit for the current quarter, plus any arrearages in the payment of the Series A Quarterly Distribution Amount for any prior quarters). Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. We will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

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second, 98.4% to the holders of Series A Preferred Units, pro rata, and 1.6% to the general partner, until the capital account for each Series A Preferred Unit is equal to the Series A Liquidation Value;

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third, 98.4% to the common unitholders, pro rata, and 1.6% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs (the “unpaid MQD”);

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fourth, 98.4% to the Class B unitholders, pro rata, and 1.6% to our general partner until the capital account for each Class B unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the unpaid MQD for the quarter during which our liquidation occurs;

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fifth, 98.4% to all unitholders holding common units or Class B units, pro rata, and 1.6% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the unrecovered initial unit price; (2) the unpaid MQD for the quarter during which our liquidation occurs; and (3) the excess of (a) the first target distribution less the minimum quarterly distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.4% to the unitholders, pro rata, and 1.6% to the general partner, for each quarter of our existence (the sum of (1), (2) and (3) is hereinafter referred to as the “first liquidation target amount”);

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sixth, 85.4% to all unitholders holding common units or Class B units, pro rata, and 14.6% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the first liquidation target amount; and (2) the excess of (a) the second target distribution less the first target distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.4% to the unitholders, pro rata, and 14.6% to the general partner for each quarter of our existence (the sum of (1) and (2) is hereinafter referred to as the “second liquidation target amount”);

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seventh, 75.4% to all unitholders holding common units or Class B units, pro rata, and 24.6% to the general partner, until the capital account in respect of each common unit then outstanding is equal to the sum of: (1) the second liquidation target amount; and (2) the excess of (a) the third target distribution less the second target distribution for each quarter of our existence over (b) the cumulative per unit amount of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.4% to the unitholders, pro rata, and 24.6% to the general partner for each quarter of our existence; and

•	thereafter, 50.4% to all unitholders, pro rata, and 49.6% to the general partner.

The percentage interests set forth above for our general partner include its approximate 1.6% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Manner of Adjustments for Losses. We will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.4% to the holders of Class B units, pro rata, and 1.6% to the general partner, until the capital accounts of the Class B unitholders have been reduced to zero;

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second, 98.4% to the holders of common units in proportion to the positive balances in their capital accounts and 1.6% to the general partner, until the capital accounts of the common unitholders have been reduced to zero;

•	third, 98.4% to the holders of Series A Preferred Units, pro rata, and 1.6% to the general partner, until the capital account for each Series A Preferred Unit has been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.